Exhibit 12.1: Computation of Ratio of Earnings to Fixed Charges

			YEAR ENDED DECEMBER 31,
(in thousands, except ratio)	2002	2003	2004	2005	2006
Consolidated pretax income	$309,340	$396,217	$521,212	$721,051	$567,108
Share of distributed income of 50%-or-less- owned affiliates, net of equity pickup	(2,689)	94	(5,772)	(315)	260
Amortization of capitalized interest	32,162	38,263	41,764	45,483	48,708
Interest	49,086	50,125	53,242	66,697	71,955
Less interest capitalized during the period	(39,695)	(42,602)	(52,015)	(65,959)	(71,750)
Interest portion of rental expense	6,679	5,973	5,639	5,678	7,736
EARNINGS	$354,883	$448,070	$564,070	$772,635	$624,017

Interest	$49,086	$50,125	$53,242	$66,697	$71,955
Interest portion of rental expense	6,679	5,973	5,639	5,678	7,736
FIXED CHARGES	$55,765	$56,098	$58,881	$72,375	$79,691

Ratio of earnings to fixed charges	6.36	7.99	9.58	10.68	7.83